Exhibit 99.28

MATERIAL CHANGE REPORT

FORM 51-102F3

1.	Name and Address of Company:

NexGen Energy Ltd. (the “Corporation”)

Suite 3150, 1021 West Hastings Street

Vancouver, BC V6E 0C3

2.	Date of Material Change:

June 10, 2016

3.	News Release:

On June 10, 2016, the Corporation issued a news release reporting the material change through CNW (Canada NewsWire).

4.	Summary of Material Change:

The Corporation closed its previously announced private placement of US$60 million in unsecured convertible debentures.

5.	Full Description of Material Change:

On June 10, 2016, the Corporation announced it had closed its previously announced private placement (the “Offering”) of US$60 million in aggregate principal amount of unsecured convertible debentures of the Corporation (the “Debentures”) to CEF Holdings Limited and/or affiliates of its shareholders (“CEF”).

The Debentures were issued pursuant to investment agreements entered into between the Corporation and CEF, and a trust indenture entered into between the Corporation and Computershare Trust Company of Canada (as trustee under the indenture).

The Debentures have a term of five years and bear interest at a rate of 7.5% per annum, payable semi-annually in arrears, with 5% of such interest payable in cash and the remaining 2.5% payable in common shares of the Corporation, such shares to be issued at a price per share equal to the 20-day volume-weighted average trading price calculated in U.S. dollars (the “20-day VWAP”) prior to the date each such interest payment is due. The Debentures are convertible at the holder’s option into common shares of the Corporation at a conversion price of US$2.33.

Proceeds from the sale of the Debentures will be used to fund the continuing exploration and development of the Corporation’s SW2 properties (which includes the Rook 1 project and the Arrow deposit) and for general corporate purposes. The development initiatives at Arrow include detailed engineering, environmental and permitting studies in conjunction with continued definition and expansion drilling.

An establishment fee of 3% of the aggregate principal amount of the Debentures was paid to CEF in connection with the Offering. Such fee was satisfied by the issuance of 1,005,586 common shares of the Corporation, at a deemed price of US$1.79 per share.

Pursuant to applicable securities laws, all securities issued in connection with the Offering will be subject to a hold period of four months plus one day following the closing of the Offering.

6.	Reliance on subsection 7.1(2) of National Instrument 51-102:

Not applicable.

7.	Omitted Information:

No significant facts otherwise required to be disclosed in this report have been omitted.

8.	Executive Officer:

The following executive officer of the Corporation is knowledgeable about the material change and may be contacted respecting the change:

Leigh Curyer

Chief Executive Officer

Phone: (604) 428-4112

Email: lcuryer@nexgenenergy.ca

9.	Date of Report:

June 17, 2016